UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in continuance of and in addition to the information contained in the Notices to the Market disclosed by the Company on November 29, 2016, December 1, 2016, January 12, 2017 and January 26, 2017, hereby informs its shareholders and the market in general that, on this date, the District Court of Amsterdam, The Netherlands, denied the requests for conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Brasil Holdings”) and Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”), under the Dutch laws. Oi highlights that it did not have access to the translation of the entire content of the judgement.

The Company understands the interactions with creditors are progressing and reiterates that it shall continue to meet regularly with its creditors, other stakeholders and potential investors, with the intent of gathering impressions, comments and suggestions that contribute to the Company’s operational viability and sustainability.

Oi will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market, whenever appropriate.

Rio de Janeiro, February 2, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer